[Letterhead of Neonode Inc.]

September 17, 2020

Via Edgar

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Neonode Inc.
Registration Statement on Form S-3 (333-248614)
Acceleration Request

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neonode Inc. hereby requests that the above-referenced registration statement be declared effective by the Securities and Exchange Commission on Friday, September 18, 2020 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please confirm effectiveness by advising our legal counsel, David Mittelman of Rimon, P.C., at (415) 325-4408.

Sincerely,

/s/ Maria Ek
Maria Ek
Chief Financial Officer